Exhibit

Dated: January 1, 2016

As Amended: February 26, 2016

Fund	Percentage of Average Daily Net Assets
	Rate for the First $500 Million	Rate for the Next $500 Million	Rate for Excess Over $1 Billion
Rational Dividend Capture Fund	0.75%	0.70%	0.65%
Rational Risk Managed Emerging Markets Fund	1.00%	0.95%	0.90%
Rational Real Strategies Fund	0.75%	0.70%	0.65%
Rational Defensive Growth Fund	0.75%	0.70%	0.65%

Fund	Percentage of Average Daily Net Assets
Rational Strategic Allocation Fund	0.10%
Catalyst Dividend Capture VA Fund	0.75%
Catalyst Insider Buying VA Fund	0.75%
Catalyst Managed Futures Strategy VA Fund	1.75%

Mutual Fund and Variable Insurance Trust

By: /s/ Lisa K. Householder

Print Name: Lisa K. Householder

Title: President

Rational Advisors, Inc.

By: /s/_Jerry Szilagyi______________

Print Name: Jerry Szilagyi

Title: President